Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

June 28, 2021

VIA EDGAR

Jennifer Gowetski and Mary Beth Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AltC Acquisition Corp.
Registration Statement on Form S-1
Filed March 15, 2021, as amended
File No. 333-254263

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of AltC Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on June 30, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Pavan Bellur
	Name:	Pavan Bellur
	Title:	Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]